OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Marvell Technology Group Ltd.

(Name of Issuer)

Common stock, par value $0.002 per share

(Title of Class of Securities)

G 5876H105

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. G 5876H105

1.	Name of Reporting Person: Diosdado P. Banatao		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,761,700 shares

		6.	Shared Voting Power: 2,379,375 shares

		7.	Sole Dispositive Power: 2,761,700 shares

		8.	Shared Dispositive Power: 2,379,375 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,141,075 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 4.2%

12.	Type of Reporting Person: IN

2

13G

Item 1.
	(a)	Name of Issuer:
Marvell Technology Group Ltd.
	(b)	Address of Issuer’s Principal Executive Offices:
Marvell Technology Group Ltd. Richmond House 3rd Floor Par la Ville Road Hamilton HM DX Bermuda

Item 2.
	(a)	Name of Person Filing:
Diosdado P. Banatao
	(b)	Address of Principal Business Office or, if none, Residence:
Marvell Semiconductor, Inc. 645 Almanor Avenue Sunnyvale, California 94085
	(c)	Citizenship:
United States
	(d)	Title of Class of Securities:
Common stock, par value $0.002 per share
	(e)	CUSIP Number:
G 5876H105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
☒ Not Applicable.
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

3

13G

Item 4.	Ownership.
(a) Amount beneficially owned:
5,141,075 shares
(b) Percent of class:
4.2%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
2,761,700 shares*
(ii) Shared power to vote or to direct the vote:
2,379,375 shares**
(iii) Sole power to dispose or to direct the disposition of:
2,761,700 shares*
(iv) Shared power to dispose or to direct the disposition of:
2,379,375 shares**

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Footnotes:

* The amount reported includes 1,386,700 shares beneficially owned pursuant to stock options exercisable within 60 days of December 31, 2002.

** The amount reported includes 1,681,747 shares held by the Diosdado Banatao and Maria C. Banatao Living Trust (“Banatao Living Trust”), 680,680 shares held by Tallwood Partners LLC, and 16,948 shares held by the Reporting Person’s daughter. The Reporting Person and his spouse are the co-trustees of the Banatao Living Trust. The Banatao Living Trust is the managing member of Tallwood Partners, LLC. The Reporting Person disclaims beneficial ownership of the share held by his daughter except to the extent of his pecuniary interest, if any.

4

13G

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2003

Company Name(s):

By:	/s/ Diosdado P. Banatao
Name:	Diosdado P. Banatao
Title:

(Individually)

/s/
Name:
Title:

5